VIA EDGAR

December 1, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Alyssa Wall and Amanda Ravitz

Re:	Cohen & Company Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 21, 2023
File No. 001-32026

Dear Mses. Wall and Ravitz:

On behalf of Cohen & Company, Inc. (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated November 9, 2023, regarding the above-referenced Definitive Proxy Statement on Schedule 14A, which was filed by the Company with the Commission on April 21, 2023. To assist your review of our response to the comments set forth in the Staff’s letter, we have set forth below in full the comments contained in the letter, together with our response.

Definitive Proxy Statement on Schedule 14A filed April 21, 2023

Pay Versus Performance, page 25

1.	Refer to the reconciliation table in footnotes (2) and (4) to your pay versus performance table. It is unclear what amounts are reflected in the row titled “Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year.” Specifically, equity awards granted in prior years that vest during the relevant year should be valued as the difference between the fair value as of the end of the prior fiscal year and the vesting date, not the “year over year” change in value. Please ensure that your table headings reflect accurately the amounts used to calculate compensation actually paid. Refer to Item 402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.

Response: The Company confirms that in its future filings containing pay versus performance disclosure, the headings set forth in the pay versus performance table will accurately reflect the amounts used to calculate compensation actually paid in accordance with Item 402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.

2.	It appears that you have not provided the relationship disclosures required by Regulation S-K Item 402(v)(5). Please provide this required disclosure in its entirety. Although you may provide this information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Regulation S-K Item 402(v)(1) and must provide, as applicable, a clear description of each separate relationship indicated in Regulation S-K Item 402(v)(5)(i)-(iv). Please note, it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.

Response: The Company confirms that in its future filings containing pay versus performance disclosure it will provide the relationship disclosures required by Item 402(v)(5) of Regulation S-K.

If you have any questions or additional comments regarding these matters, please do not hesitate to call the undersigned at (215) 701-9555.

Cohen & Company Inc.

By:	/s/ Joseph W. Pooler, Jr.

Name:	Joseph W. Pooler, Jr.
Title:	Executive Vice President, Chief Financial Officer and Treasurer

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